Filed Pursuant to Rule 433

Registration No. 333-207337-02

Final Term Sheet

Invesco Finance plc

3.750% Senior Notes due 2026

October 8, 2015

Issuer:	Invesco Finance plc

Guarantor:	Invesco Ltd.

Expected Ratings/Outlook:	A/Stable (S&P) / A2/Stable (Moody’s)

Title of the Series:	3.750% Senior Notes due 2026

Size:	$500,000,000 aggregate principal amount

Trade Date:	October 8, 2015

Settlement Date:	October 14, 2015 (T+3)

Maturity:	January 15, 2026

Minimum Denominations:	$2,000 and multiples of $1,000 in excess of $2,000

Coupon (Interest Rate):	3.750%

Benchmark Treasury:	2.000% due August 15, 2025

Benchmark Treasury Price and Yield:	99-09+ / 2.079%

Spread to Benchmark Treasury:	T+170 bps

Yield to Maturity:	3.779%

Price to Public:	99.742%

Interest Payment Dates:	January 15 and July 15, commencing July 15, 2016 (long first coupon), subject to following business day convention

Redemption Provision:	T+25 bps

Joint Bookrunners:	Morgan Stanley & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC CIBC World Markets Corp. HSBC Securities (USA) Inc. J.P. Morgan Securities LLC Mitsubishi UFJ Securities (USA), Inc TD Securities (USA) LLC Wells Fargo Securities, LLC

CUSIP:	46132F AD2

ISIN:	US46132FAD24

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. can arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC at 1-866-718-1649, calling or e-mailing Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or dg.prospectus_requests@baml.com or calling Citigroup Global Markets Inc. at 1-800-831-9146.